FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Translation of registrant’s name into English)

19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

Important Notice

Statements in this announcement relating to matters that are not historical facts are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this announcement, the words "estimate," "project," "anticipate," "expect, "intend," "believe" and similar expressions are intended to identify forward-looking statements and information. these forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Registrant to be materially different from those expressed or implied by the forward-looking statements. These important factors include, but are not limited to: (i) the continued operation of the existing in-orbit satellites and success in constructing and launching new satellites as planned, (ii) future economic and competitive conditions in the Asian regional satellite market in which AsiaSat competes, (iii) the Registrant's success in obtaining necessary regulatory approvals and licenses, and (iv) the continued ability of the Registrant to meet its debt obligations and fund its capital expenditure programs. These factors are described in further detail in the Registrant's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Information furnished on this form:

Announcement made by the Registrant regarding the poll results of the special general meeting of the Registrant held on January 5, 2009.

EXHIBIT

Exhibit Number	Page

1.1	Announcement made by the Registrant regarding the poll results of the special general meeting of the Registrant held on January 5, 2009.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited (Registrant)
Date: January 5, 2009	By:	/s/ Peter Jackson
Peter Jackson Chief Executive Officer